EILENBERG & KRAUSE LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

        March 1, 2006

Ms. Peggy A. Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd. Amendment No. 1 to Registration Statement on Form F-3 Registration No. 333-131315

Dear Ms. Fisher:

        This letter is submitted on behalf of Tower Semiconductor Ltd. (“Tower” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Registration Statement on Form F-3 (Registration No. 333-131315). With this letter, we are including a copy of Amendment No. 1 to the Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on the date hereof. The enclosed amended document, which reflects Tower’s responses to the comments contained in your letter of February 10, 2006, as well as updated information, have been marked to show changes from the initial filing.

        Our numbered responses correlate to the numbers in your February 10, 2006 letter, and we have provided the text of the comments included in your letter for convenience purposes. All references to pages numbers refer to the unmarked copies of the documents.

        We respond to the Staff’s comments as follows:

Form F-3

General

1.	With a view toward disclosure, please update as to the status of your discussions with the Investment Center and your efforts to comply with the conditions of the Israeli government grants.

As per the disclosure in the risk factor “[i]f the Investment Center will not approve our request for a new expansion program…", at the Investment Center’s request, the Company submitted a revised business plan to the Investment Center for the period commencing January 1, 2006 and is waiting for a response to its request for a new expansion program to commence as of January 1, 2006. The Company believes that the disclosure correctly reflects the current status of its discussions with the Investment Center and its efforts to comply with the conditions of the Israeli government grants.

Selling Securityholders, page 17

2.	We note your disclosure in the first sentence on page 18 that certain selling shareholders may use this prospectus to “resell warrants” and the shares which may be issued upon their exercise. However, the Fee Table and the Exhibit 5.1 opinion make no reference to the registration of warrants. If you intend to register the resale of these warrants, please revise your disclosure throughout the filing accordingly and obtain a revised opinion that reflects the registration of the warrants. Also include a brief discussion of how these shareholders acquired these securities.

The reference to use of the prospectus in connection with the sale of warrants was incorrect. The filing has been revised accordingly and reflects that shares underlying warrants are being registered. A brief discussion as to how the Company’s banks (Bank Leumi, Bank Hapoalim and its subsidiary Tarshish Hahzakot Vehashkaot Hapoalim Ltd.) acquired the warrants is provided in paragraphs three and four under the heading “Selling Securityholders – Beneficial Ownership and Other Information.” Other than for its banks, Tower is not registering any ordinary shares for issuance upon the exercise of warrants in this filing.

3.	Please disclose your material relationships with each of the selling shareholders during the past three years.

Other than with respect to Israel Corporation, Macronix, Alliance Semiconductor, SanDisk Corporation, Bank Hapoalim and Bank Leumi, the Company has had no material relationship with the selling securityholders during the past three years. With respect to the forenamed selling securityholders, the F-3 has been revised to provide cross references to the Company’s 20-F for 2004 and the notes to its 2005 financial statements attached as Exhibit 99.2 to Form 6-K filed on February 2, 2006, which describe the relationship between them and the Company and have been incorporated by reference into the F-3. For the convenience of the Staff, the references are to: Item 5. “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Fab 2 Agreements” and Item 7. “Major Shareholders and Related Party Transactions – Major Shareholders” from the 20-F and to Notes 11 (A) (3)-(6) of the 2005 financial statements.

4.	Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter and is not eligible to rely on Rule 144 promulgated under the Securities Act. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless you disclose, if true, that:

—	The Selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

—	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise accordingly.

We have obtained information from the selling securityholders regarding their affiliation with broker-dealers. Such information, where relevant, is included in the footnotes to the selling securityholders table.

5.	Please identify the natural persons that beneficially own the securities held by the entities named in the table.

In the footnotes to the securityholders table, we have provided information identifying the natural person that is the beneficial owner of the selling securityholder, where such selling securityholder is a private entity. In accordance with our understanding of the Staff’s position on this issue further to our discussions with the Staff, in those instances where the selling securityholder is a reporting person under the Exchange Act or an Israeli public company, we have so noted.

Part II

Item 10. Undertakings

6.	Please include the undertaking set forth in Item 512(a) of Regulation S-B, as revised by Release 33-8591.

We have revised the undertakings to include the undertakings provided by 512(a)(5) and 512(a)(6) in addition to those previously supplied.

        If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17), or Ed Naum of this office (extension 28).

Sincerely, /s/ Sheldon Krause —————————————— Sheldon Krause

cc:	Adelaja K. Heyliger
David Schapiro, Esq.